July 21, 2009

BY EDGAR

H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street,  N.E.
Washington, D.C. 20549

Re:	QKL Stores Inc.
Amendment No. 8 to Registration Statement on Form S-1
Filed June 23, 2009; File No. 333-150800

Form 10-K for Fiscal Year Ended December 31, 2008
Filed April 14, 2009

Form 10-Q for Quarterly Period Ended March 31, 2009
Filed May 15, 2009
File No. 033-10893

Dear  Mr. Owings:

We have reviewed your letter to QKL Stores Inc. (the “Company”), dated July 9, 2009, relating to the above referenced registration statement and reports (the “Comment Letter”).  Set forth below is each comment contained in the Comment Letter followed by our response thereto. Unless otherwise specified in our responses, references to page numbers are to the versions of each document subject to the Comment Letter, and not to the amended versions we are filing with the submission of this letter.   Contemporaneously with the filing of this letter we are filing  Amendment No. 9 to Registration Statement on Form S-1 and amendments to the Form 10-K  for the fiscal year ended December 31, 2008 and to the Form 10-Q for the quarterly period ended March 31, 2009.

Amendment No.  8 to Registration Statement on Form S-1
Risk Factors, page 3

1.           In the fourth risk factor on page 12 you state that you identified a material weakness in your internal control over financial reporting.  Please revise to state that you also identified a material weakness in your disclosure controls and procedures as you state in your Form 10-K for the fiscal year ended December 31, 2008. Please also revise to discuss in greater detail the nature of the material weakness.

Response:   We have revised the risk factor substantially to state that our management concluded that our disclosure controls and procedures were not effective as of December 31, 2008 and have provided detailed disclosure as to the reasons for reaching that conclusion.   We have also revised the risk factor substantially to disclose that material weakness in the company’s internal controls and disclosure controls and procedures as of December 31, 2008 and we have provided detailed disclosure as to the nature of the material weakness.

Business, page 34
Competition, page 46
Our Competitors —Domestic Supermarkets, page 46

2.            Please provide the source for your statements in the third and fifth paragraphs on page 47 regarding total asset and sales revenue information for certain of your competitors.

Response:  We are providing supplementally herewith the source for our statements in the third and fifth paragraphs on page 47 regarding total asset and sales revenue information for certain of our competitors.  The website addresses of the source of this information are provided supplementally.  The websites are in Mandarin.   The text in the prospectus is a direct translation of part of the content contained in Exhibit A hereto.

 Financial Statements, page 88

3.            Please revise to refer to the updated financial statements included.

Response:   We have revised the registration statement to refer to the updated financial statements included.

 Unaudited Consolidated Financial Statements — as of March 31, 2009 and 2008
General

4.             Please revise the interim financial statements and related disclosures as applicable to comply with comments issued on the audited financial statements as of December 31, 2008 and the year then ended.

Response:   We have revised the interim financial statements and related disclosures as applicable to comply with comments issued on the audited financial statements as of December 31, 2008 and the year then ended.

Notes to Unaudited Consolidated Financial Statement.
Note 2. Summary of Significant Accounting Policies, page F-9
(m) Cash and cash equivalents, page F-5

5.            Generally only investments with original maturities of three months or less qualify as cash equivalents. Refer to SFAS 95, paragraph 8.  Your disclosure here as well as on page F-70 states investments purchased with original maturities of nine months or less are cash equivalents. Please tell us and revise your disclosure to clarify how your policy complies with generally accepted accounting policies. Alternatively, please revise your financial statements and related disclosures to present cash and cash equivalents comprised of investments with original maturities of three months or less.

Response:   We have revised our financial statements and related disclosures to present cash and cash equivalents comprised of investments with original maturities of three months or less.

Audited Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies, page F-37
Goodwill, page F-42

6.            Disclose the date on which you test goodwill for impairment. Refer to paragraph 26 of  SFAS 142.

Response:   We have disclosed the date on which we test goodwill for impairment, which is December 31 of each year.

Note 17. Commitments and Contingencies, page F-56

7.            We note your disclosure that you could be required to repurchase any shares purchased by investors as a result of the power point presentation, plus statutory interest.  Please expand your disclosure to give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Refer to paragraph 10 of SFAS 5.

Response:     We have revised the footnote to add the following.  “As no investors purchased any shares from us as a result of the power point presentation we have determined that notwithstanding the possible violation by us of Section 5 there is no contingent liability for any damages or other remedy under Section 12(a) (1) of the Securities Act.”

Note 20.  Acquisitions, page F-58

8.            Revise your disclosure on the consolidated balance sheets to present on a separate line item the $18.9 million in goodwill as required by paragraph 43 of SFAS 142.

Response:   We have revised our disclosure on the consolidated balance sheets to present on a separate line item the $18.9 million in goodwill as required by paragraph 43 of SFAS 142.

9.            Please expand your disclosure to describe the factors that contributed to purchase prices resulting in the recognition of goodwill and disclose the periods for which the results of operations are included in the statement of operations. Refer to SFAS 141, paragraph 51 (b) and (c).

Response:   We have revised the disclosure to include the factors that contributed to purchase prices resulting in the recognition of goodwill and disclose the periods for which the results of operations are included in the statement of operations as required by SFAS 141, paragraph 51 (b) and (c).

10.          We note you have included pro forma information for your acquisition of Hulunbeier Hualmi Department Store Co., Ltd.   Please tell us why you have not included supplemental information on a pro forma basis for the other acquisitions which appear material in the aggregate or revise as appropriate. Refer to SFAS 141, paragraphs 54 and 55.

Response:   We have revised the disclosure to include supplemental information on a pro forma basis for all five acquisitions.

Exhibit Index

11.          Please file as Exhibit 23 the consent of the independent registered accountant for the audit report dated June 8, 2009 on page F-78 relating to the financial statements of Hulunbeier Huahui Department Store Co., Ltd.

Response:  We are filing as Exhibit 23 the consent of the independent registered accountant for the audit report dated June 8, 2009 on page F-78 relating to the financial statements of Hulunbeier Huahui Department Store Co., Ltd.

Form 10-K for Fiscal Year Ended December 31, 2008
Item 9A. Controls and Procedures

12.          We note that you determined that both your disclosure controls and procedures and internal control over financial reporting were not effective as of December 31, 2008.   Please revise your filing to disclose in greater detail the nature of the material weakness identified in your disclosure.   For example, you disclose an effect of the material weakness, that certain  acquisitions were not timely reported in your filings, but you do not indicate why this occurred.  Please also revise to disclose:

•         when the material weakness was identified,
•         by whom it was identified,

•         when the material weakness first began, and
•         the specific steps that the company has taken, if any to remediate the material weakness.

In this regard, please ensure that your revisions address your risk factor disclosure on page 40 discussing the material weaknesses identified by your independent registered public accounting firm.

Response:   We have revised Item 9A Control and Procedures in our Form 10-K for the fiscal year ended December 31, 2008 to disclose in greater detail the nature of the material weakness identified in our disclosure controls and procedures and in our internal controls.

We have also revised our risk factor disclosure on page 40 of the S-1 discussing the material weakness identified by our independent registered public accounting firm.

Form 10-Q for the Quarterly Period Ended March 31, 2009
Item 4.Controls and Procedures, page 43

13.          We note your disclosure on page 43 that you determined your disclosure controls and procedures were effective as of March 31, 2009 and that you made no changes to your internal control over financial reporting.   In light of your disclosure in your Form 10-K for the fiscal year ended December 31, 2008 that neither your disclosure controls and procedures nor your internal control over financial reporting were effective, please discuss the following:

•	The factors that your chief executive officer and chief financial officer considered in concluding that the Company's disclosure controls and procedures were effective as of March 31, 2009; and

•
How your disclosure controls and procedures were determined to be effective considering your late filing of a Form 8-K on June 23, 2009 disclosing the completion of an acquisition as of December 5, 2008.

 Response:   We have revised Item 4, Control and Procedures in our Form 10-Q for the quarterly period ended March 31, 2008 to disclose that our disclosure controls and procedures were not effective as of March 31, 2009 and the reasons for arriving at that determination.

In accordance with your request, the Company represents as follows:

•           The Company acknowledges that, should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•           The Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•           The Company acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Very truly yours, QKL Stores Inc.

By: /s/ Crystal Chen
Name: Crystal Chen
Title: Chief Financial Officer

Exhibit A

Kunlun Supermarkets is a local supermarket chain founded in 1999 in Liaocheng City, Shangdong Province. As of 2004, Kunlun operated five chain stores and had 600 employees and RMB 70 million ($9.7 million) in total assets with an aggregate sales revenue of almost RMB 100 million ($13.9 million). We believe that as of the date of this prospectus, Kunlun has approximately three supermarkets located near enough to our own stores to be in competition with them.

Source: http://www.lcbaike.cn/doc-view-341

昆仑超市
Kunlun Supermarket

　　昆仑超市是聊城最大的连锁企业，现在市内已有五家连锁店，服务项目集购物、休闲、娱乐为一体，购物设施先进，环境优雅。

　　山东聊城昆仑超市有限公司成立于一九九九年下半年，为民营股份制企业。现有正式员工600余人，是聊城首家采用商业自动化管理信息系统的大型综合性连锁超市。二零零零年被市政府命名为“聊城市市政府十大重点流通企业”。经过四年来的发展，昆仑超市已有五家连锁店，年销售额近亿元，现有资产总额七千万元。

　　为长期保持昆仑超市在聊城同行业的龙头地位，提高核心竞争力，在地处黄金地段柳园路与振兴路交叉口，购置了 10000平方米的店面一座，定于今年年底开业。这也是继昆仑五店之后聊城最具规模的购物中心。按照企业发展规划，两年内我公司将在聊城各县市开设5—6家5000平方米以上的连锁分店，昆仑超市将再创造更加辉煌的业绩。

　　昆仑超市不仅是聊城市第一家具有先进管理理念的新兴企业，而且拥有国内一流的自动化管理信息系统，使商品的进、销、调、存都得到了规范化的管理。同时超市本身也创建了一套先进的管理模式，通过与国内外专家的长期交流合作，我们的营运管理、采购管理、财务管理都已相当的实用和完善。

　　昆仑超市自成立台来龙去脉仅规模迅速壮大，在消费者心目中的地位也日益升高，并受到各级政府领导的关心。昆仑超市作为聊城市的龙头企业，已成为外商来聊城投资、参观的窗口企业，韩国的希杰集团、台湾的祯祥会社都来对我们的经营做出了很高的评价，为聊城市树立了良好的企业形象。

　　昆仑超市一贯致力于人才资源的培养和开发，现有一批来自国内专注零用事业的专家、业内人士投身于昆仑之中，定期派内部优秀人才出外考察学习，初步形成了一支充满朝气和活力的商业经营队伍，奠定了昆仑超市长期健康发展的核心基础。

Zhongyang Shangcheng Supermarkets is a regional supermarket chain operated by Zhongyang Shangchang Co., Ltd., one of the largest supermarket companies in eastern China. In 2005, the latest year for which information was available, Zhongyang Shangcheng had sales revenue of 1,100 million RMB( $152.9 million).. We believe that as of the date of this prospectus, Zhongyang Shangcheng has approximately one supermarket located near enough to our own stores to be in competition with them.

Source: http://baike.baidu.com/view/1395613.htm

哈尔滨中央商城
Zhongyang Shangcheng
　　创建时间：1994年
　　地址：哈尔滨市道里区中央大街100号
　　隶属企业：中央红集团
　　董事长：栾 芳
　　哈尔滨中央商城位于著名的哈尔滨中央大街上。中央大街是哈尔滨市第一条商业步行街，街道上有各类专业店、专卖店、百货店、超市以及高档宾馆、饭店和健身中心等等。在这样一个商圈里，中央商城的顾客多是高收入、高品位的消费群，这就决定了中央商城的经营定位必须是高档次的精品店。中央红集团投资了二千多万元，利用中央大街三期改造的契机，在2004年进行了大范围的装修改造，同时进行了经营结构的调整，在业绩和企业形象上均获得了非常好的效果。销售额和毛利额每年都以两位数的速度增长，2005年实现营业收入11亿元，利税7000万元，保证了整个中央红集团的利税水平居黑龙江零售业前列。并且中央商城荣获中国“百城万店无假货”等多项荣誉。